Filed pursuant to Rule 433
Registration Statement No. 333-158199-1
August 12, 2010

CREDIT SUISSE

Liquidity
Transparency
Diversification

Credit Suisse Long/Short Liquid Index

August 2010 **Bloomberg: CSLABLN <INDEX> & CSLABLE <INDEX>**

Index Overview

- The Credit Suisse Long/Short Liquid Index (the "CS L/S Liquid Index" or the "Index") reflects the return of a dynamic basket of liquid, investable market factors selected and weighted in accordance with an algorithm that aims to track the performance of the Dow Jones Credit Suisse Long/Short Equity Hedge Fund Index (the "DJCS L/S Index") by allocating weights to non-hedge fund, transparent market factors.
- The algorithm has been determined by an index committee taking into consideration extensive quantitative research into systematic ways of achieving certain risk return profiles by using alternative investing techniques.
- The excess net version of the Index is calculated daily by Credit Suisse Alternative Capital, Inc. and benefits from objective and transparent rules-based construction. The net version of the Index is calculated intraday by NYSE Arca.

Long/Short Equity Sector Focus

- As of June 30, 2010, the Long/Short Equity sector represented 22.0% of the Dow Jones Credit Suisse Hedge Fund Index.
- Long/Short Equity is the strategy with the largest allocation in many investors' hedge fund portfolios and as such, is the area where they can benefit most from the ability to create additional liquidity.
- Long/Short Equity is one of the most established and well understood hedge fund strategies with managers having similar investment universe and investment objectives.

Risks

- While the underlying components of the CS L/S Liquid Index are generally liquid, the liquidity of your investment linked to the Index is dependent on the specific terms of your investment. Furthermore, even if there is a secondary market for your investment, it may not provide enough liquidity to allow you to trade or sell your investment easily or at a price advantageous to you.
- While the CS L/S Liquid Index aims to replicate the performance of the DJCS L/S Index by tracking the performance of non-hedge fund, transparent market measures, the DJCS L/S Index tracks a variety of investments many of which are not transparent.
- The performance of the CS L/S Liquid Index may not correlate with the performance of the DJCS L/S Index and there is no assurance that the strategy on which the Index is based will be successful.
- Investments linked to the CS L/S Liquid Index are exposed to different fees which may negatively impact the return on such investments.
- Each investment has unique risks and you should become familiar with these risks prior to making your investment decision.

Index Performance (Including Hypothetical Performance) (Jan 1, 1998 – Jun 30, 2010)


250%
200%
150%
100%
50%
0%
-50%
Jan-98
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Hypothetical CS L/S Liquid Index (Net)
Hypothetical CS L/S Liquid Index (Excess Net)
DJCS L/S Index

The above chart represents the cumulative returns of the net and excess net versions of the CS L/S Liquid Index compared to the performance of the DJCS L/S Index. The chart sets forth the hypothetical performance of the net and excess net versions of the Index from January 1, 1998 through October 16, 2009 and actual historical performance of these versions of the Index from October 17, 2009 through June 30, 2010. Historical performance is not indicative of future performance. The excess net version of the Index represents the return of the CS L/S Liquid Index in excess of the risk-free rate (in this case the one-month USD British Bankers Association London Interbank Offer Rate "US 1M LIBOR" was used as a proxy for the risk-free rate). Both versions of the CS L/S Liquid Index include 0.5% p.a. of index calculation fees.

Risk/Return Comparison (Including Hypothetical Performance) (Jan 1, 1998 –Jun 30, 2010)


10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
Annualized Performance (Return)
0%
5%
10%
15%
20%
25%
30%
Annualized Volatility (Risk)
DJCS L/S Index
CS L/S Liquid Index
Dow Jones Credit Suisse Hedge Fund Index
Barclays US Bond Aggregate (TRI)
MSCI Emerging Markets
S&P 500 (TRI)
S&P GSCI (TRI)
MSCI World
DJ Eurostoxx 50
FTSE 100
Nikkei 225

The above chart compares the risk/return profile of a number of different indices representing regional exposures to various asset classes. Returns are plotted on the y-axis with the corresponding historical volatility of those returns on the x-axis. Volatility is used as a proxy for the riskiness of those returns. Investors ideally want to achieve returns in the top left quadrant of this chart (i.e. high returns with low risk).

Sources: Credit Suisse Alternative Capital, Inc., Credit Suisse Hedge Index LLC, Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse AG ("Credit Suisse") has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Indexes are unmanaged, assume reinvestment of dividends or interest and do not reflect the deduction of fees and expenses. Investors cannot invest directly in an index. **Past performance is not a guarantee or indicator of future results.**

Performance Characteristics (Jan 1, 1998 – Jun 30, 2010)

	Hypothetical CS L/S Liquid Index (Net)	Hypothetical CS L/S Liquid Index (Excess Net)	DJCS L/S Index
Annualized Return	8.43%	4.89%	8.86%
1 Month	-1.98%	-2.01%	-2.07%
1 Year rolling	3.90%	3.69%	6.85%
3 Year rolling (Annualized)	-2.21%	-3.95%	-1.31%
5 Year rolling (Annualized)	5.64%	2.54%	5.57%
10 Year rolling (Annualized)	5.29%	2.40%	5.11%
YTD	-1.46%	-1.56%	-3.22%
Annualized Volatility	11.13%	11.08%	10.49%
Sharpe Ratio*	0.50	0.44	0.57
Cumulative Return	175.07%	81.57%	188.97%
Correlation to DJCS L/S Index	0.87	0.87	1.00

Hypothetical Index Yearly Average Market Factor Exposures

(Jan 1, 1998 – Jun 30, 2010)


1.2
1
0.8
0.6
0.4
0.2
0
-0.2
-0.4
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
S&P 500
Russell 2000
MSCI EAFE
NASDAQ 100
MSCI EM
Russell 2000 Value
Russell 2000 Growth
High Price Momentum
Low Price Momentum
S&P Sectors

The above chart shows the monthly factor exposures of the CS L/S Liquid Index aggregated to an annual summary level. Bars represented above zero on the y-axis indicate a long exposure to those factors and bars below zero represent aggregate short exposure to the factors.

Index Characteristics

- Index targets risk/return characteristics of the long/short equity manager universe represented by the DJCS L/S Index
- Includes only liquid, investable market factors
- Stepwise regression ensures that only relevant factors are included which ensures model stability
- Simple and intuitive construction implemented in stages incorporates asset allocation decisions as well as long term and dynamic thematic exposures to relative value and directional trades
- Factor exposures can be long or short
- Index is rebalanced monthly using current monthly Index performance information

Multi-Stage CS L/S Liquid Index Rebalance/Construction Process


Input
Historical index and factor data
Base Stage
Fit returns of the target index using five equity index factors
Only include significant factors
Style Stage
Use residuals from the base stage (the portion of the target returns not explained by the base stage)
Fit using style factors (value/growth and momentum)
Only include significant factors
Rotation Stage
Use residuals from the style stage
Fit residuals using nine sector index factors
Only one sector included at each rebalance with a maximum exposure of 25%
Factor Weights

For Additional Information

Toll Free	+1 888 537 4898
Website	www.credit-suisse.com/alternativebeta
Bloomberg	CSLABLN <INDEX> & CSLABLE <INDEX>

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable term sheet, the relevant product supplement if applicable, the Underlying Supplement dated June 24, 2010, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, applicable underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

*** The sharpe ratio calculation assumes no need to remove the risk free rate because the CS L/S Liquid Index (Excess Net) is already calculated net of US LIBOR. The sharpe ratio is calculated using U.S. 90 day Treasury Bills.**